SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission File Number 1-14379

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

CONVERGYS CORPORATION

201 East Fourth Street

Cincinnati, Ohio 45202

Note: This Form 11-K/A is being filed to correct a typographical error in Footnote 9.

Report of Independent Registered Public Accounting Firm

To the Convergys Corporation Employee Benefits Committee

We have audited the accompanying statements of assets available for benefits of the Convergys Corporation Retirement and Savings Plan (the “Plan”) as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the year ended December 31, 2005. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included the consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2005 and 2004, and the changes in its net assets available for benefits for the year ended December 31, 2005, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2005, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP

Cincinnati, Ohio

June 16, 2006

Convergys Corporation Retirement and Savings Plan

Statements of Assets Available for Benefits

	December 31
	2005	2004
Assets

Investments	$377,869,463	$354,146,257

Receivable:
Participant contributions	1,359,461	322,304
Employer contributions	596,121	130,711

Total receivables	1,955,582	453,015

Assets available for benefits	$379,825,045	$354,599,272

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Statement of Changes in Assets Available for Benefits

Year ended December 31, 2005

Additions:
Participant contributions	$31,500,583
Employer contributions	14,328,909
Rollover contributions	2,603,026
Dividend and other income	10,946,518
Transfers into Plan from acquisitions	7,616,451
Net appreciation in fair market value of investments	12,064,927

Total Additions	79,060,414

Deductions:
Benefits paid to participants	53,718,555
Administrative expenses	116,086

Total deductions	53,834,641

Net Increase	25,225,773

Assets available for benefits at beginning of year	354,599,272

Assets available for benefits at end of year	$379,825,045

See accompanying notes.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements

1. Description of Plan

The following description of the Convergys Corporation Retirement and Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan available to all eligible employees of Convergys Corporation (“CVG” or the “Company”) and related companies including Convergys Information Management Group Inc. (IMG), and Convergys Customer Management Group Inc. (CMG), each individually a “Participating Company”, who are twenty-one years of age or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 25% of pretax annual compensation, as defined in the Plan. Participants may also contribute distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan offers various mutual funds and individual stocks as investment options for participants. Participants may also create a self-directed brokerage account and invest their contributions in these accounts. Each Participating Company contributes an amount equal to 100% of the first 3% of eligible compensation contributed plus 50% of the next 2% of eligible compensation contributed by Participants if they have completed at least one year of credited service. The matching Participating Company contributions are invested directly in Convergys Corporation common stock. The Plan allows participants to immediately transfer the investment of Company matching contributions from the Company stock to any other investment option(s) offered under the Plan.

Participants age 50 and older (and those who will turn age 50 by December 31st of a given plan year), may take advantage of IRS catch up contributions. If they are age 50 or older, they may save an additional 1% to 50% of their pay, subject to Internal Revenue Code limits. They are permitted to make catch up contributions only if they are making regular deferrals at the plan’s maximum contribution rate of 25% or once they have reached the IRS deferral limit for a given year.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Participating Company contributions, (b) Plan earnings, and (c) administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

1. Description of Plan (continued)

Administrative Expenses

Most costs and expenses of administering the Plan are paid by the Company except for fees paid to the investment managers from their respective funds and certain fees paid directly by the participants.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are vested immediately in the participating Company contribution portion of their accounts plus actual earnings thereon.

Participant Loans

Participants may borrow from their accounts up to a maximum of $50,000 or 50% of their vested account balance, whichever is less. The loans are secured by the balance in the participant’s account and bear interest at the prime lending rate plus 1% at the time the loan is initiated. Loans generally must be repaid within five years.

Payment of Benefits

Distribution of a participant’s vested account balance is made in one lump sum payment to the participant, or to their beneficiary, upon termination of employment, permanent disability or death. Participant accounts that are vested and in excess of $5,000 will not be distributed to the participant before they attain age 70 1/2 without the written consent of the participant. Participants may apply for hardship withdrawals, subject to approval by the Plan Administrator. Contributions and earnings are taxable to the participants, subject to certain exceptions, upon withdrawal from the Plan.

Reclassification

Certain December 31, 2004 balances have been reclassified to conform to current presentation.

2. Summary of Accounting Policies

Basis of Accounting

The accompanying financial statements of the Plan have been prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

2. Summary of Accounting Policies (continued)

amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition

The Plan’s investments, other than participants’ loans, are stated at fair value. Quoted market prices are used to value investments. Shares of mutual funds and common stock are valued at the net asset value of shares held by the Plan at year-end. The participant loans are valued at their outstanding principal balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

3. Investments

During 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net Realized and Unrealized Appreciation in Fair Value of Investments
Mutual funds	$9,479,038
Common Stock	2,585,889

$12,064,927

The following presents investments that represent 5% or more of the Plan’s net assets at December 31 as follows:

	2005	2004
Common Stock:
Convergys Corporation	$60,868,223	$62,269,794
Mutual Funds:
Fidelity Equity Income Fund	26,155,274	25,936,502
Fidelity Diversified International Fund	32,184,736	24,064,433
Fidelity Dividend Growth Fund	56,195,380	62,369,168
Fidelity Puritan Fund	20,430,741	21,190,030
Spartan U.S. Equity Index Fund	22,594,353	22,232,976
Fidelity Mid Cap Stock Fund	0	18,282,401

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

3. Investments (continued)

Rainier Small/Mid Cap Value	21,233,924	0
Fidelity Managed Income Portfolio	28,177,080	28,946,405

Investments of the Fidelity Managed Income Portfolio consist in part of guaranteed investment contracts that are reported at estimated fair value, which approximates contract value (contributions made plus interest accrued at the current rate, less withdrawals and fees). These investment contracts provide for benefit responsible withdrawals by the Plan participants at contract value. The average interest rate on the contracts was 4.32% for 2005 and 3.95% for 2004. The average yield on the contracts was 3.84% for 2005 and 4.14% for 2004.

4. Related Party Transactions

Certain Plan investments are shares of mutual funds managed by Fidelity Investments, a sister company to Fidelity Management Trust Company. Fidelity Management Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Certain professional and accounting fees incurred in connection with the operation of the Plan are paid directly by CVG. The Company serves as the plan sponsor and the Plan does hold common stock in the plan sponsor.

5. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated July 24, 2003, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the Internal Revenue Service, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of assets available for benefits.

Convergys Corporation Retirement and Savings Plan

Notes to Financial Statements (continued)

7. Plan Termination

Although CVG has not expressed any intent to do so, CVG reserves the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their Company contributions.

8. Plan Mergers/Acquisitions

On March 31, 2005, the DigitalThink, Inc. 401(k) Plan was merged into the Plan. Total assets transferred into the Plan were $4,285,239. On July 14, 2005, the Encore Receivables, Inc. 401(k) Plan was merged into the Plan. Total assets transferred into the Plan were $2,094,096. An additional $364,394 was transferred into the Plan as outstanding participant loans. On August 1, 2005, the Finali Corporation 401(k) Plan was merged into the Plan. Total assets transferred into the Plan were $702,808. On November 1, 2005 the MaxWorldwide 401(k) plan was merged into the Plan. Total assets transferred into the Plan were $169,914.

9. Differences Between Financial Statements and Form 5500

The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500:

	December 31
	2005	2004
Assets available for benefits per the financial statements	$379,825,045	$354,599,272
Amounts allocated to withdrawn participants	$(579,589)	$(0)

Assets available for benefits per the Form 5500	$379,245,456	$354,599,272

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

Year Ended December 31, 2005
Benefits paid to participants per the financial statements	$53,718,555
Add: Amounts allocated on Form 5500 to withdrawn participants at December 31, 2005	578,589
Less: Amounts allocated on Form 5500to withdrawn participants at December 31, 2005	0

Benefits paid to participants per the Form 5500	$54,297,144

Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.

Convergys Corporation Retirement and Savings Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

EIN: 31-1598292 Plan: 002

December 31, 2004

Identity of Issue, Borrower, Lessor Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Par or Maturity Value	Market Value
Common Stock
* Convergys Corporation Shares Fund	3,840,266 shares	$60,868,223
Cincinnati Bell Shares Fund	1,145,298 shares	4,019,997

		64,888,220

Mutual Funds
* Fidelity Cash Reserve Fund	44,241 shares	44,241
* Fidelity Diversified International Fund	989,082 shares	32,184,736
* Fidelity Dividend Growth Fund	1,951,906 shares	56,195,380
* Fidelity Equity Income Fund	495,553 shares	26,155,274
* Fidelity Freedom 2000 Fund	50,478 shares	616,342
* Fidelity Freedom 2005 Fund	10,438 shares	116,069
* Fidelity Freedom 2010 Fund	228,747 shares	3,213,902
* Fidelity Freedom 2015 Fund	100,854 shares	1,164,869
* Fidelity Freedom 2020 Fund	364,401 shares	5,360,336
* Fidelity Freedom 2025 Fund	116,340 shares	1,391,421
* Fidelity Freedom 2030 Fund	310,581 shares	4,664,928
* Fidelity Freedom 2035 Fund	119,670 shares	1,463,564
* Fidelity Freedom 2040 Fund	163,397 shares	1,442,796
* Fidelity Freedom Income Fund	98,302 shares	1,117,696
* Fidelity Growth Company Fund	204,068 shares	12,984,872
* Fidelity High Income Fund	400,051 shares	3,512,445
* Fidelity Managed Income Portfolio	28,177,080 shares	28,177,080
* Fidelity Puritan Fund	1,090,803 shares	20,430,741
Hotchkis & Wiley Mid Cap Value I Fund	538,111 shares	15,174,725
MS Small Company Growth Portfolio B Fund	666,620 shares	8,206,088
Participant Self-Directed Brokerage Accounts		14,186,605
PIMCO Total Return Fund	1,448,424 shares	15,208,455
Rainier Small/Mid Cap Value Fund	640,541 shares	21,233,924
Royce Total Return Fund	466,341 shares	5,875,903
Spartan U.S. Equity Index Fund	511,647 shares	22,594,353

		302,716,745

Loans
Loans to Participants	Interest rates ranging from 5.00% to 10.50%	10,264,498

		$377,869,463

*	Indicates parties-in-interest to the Plan.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the members of the Convergys Corporation Employee Benefits Committee have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

CONVERGYS CORPORATION RETIREMENT AND SAVINGS PLAN

By:	/s/ Timothy M Wesolowski
Timothy M Wesolowski

June 27, 2006